UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMTION CONTAINED IN THIS REPORT ON FORM 6-K

On February 26, 2025, Turbo Energy, S.A. (“Turbo Energy” or the “Company”), a company organized under the laws of the Kingdom of Spain, made available an investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.1.

The information in this Form 6-K, including Exhibit 99.1, shall not be deemed to be ‘filed’ for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Turbo Energy Investor Presentation, dated February 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: February 28, 2025	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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